November 24, 2009

VIA EDGAR ONLY

Jenn Do

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Amiworld, Inc.
Your Letter dated November 2, 2009
Form 10-K/A for the fiscal year ended December 31, 2008 filed May 1, 2009;
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009;
File No. 0-52742

Dear Ms. Do:

In relation to the responses to the staff’s comment letter of November 2, 2009 relating to the above referenced matters, please be advised that:

          (a)  Amiworld, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

          (b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)  we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

AMIWORLD, INC.

s/Mamoru Saito

Mamoru Saito

Chief Executive Officer